U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   FORM 10-SB



                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                             SMALL BUSINESS ISSUERS
        UNDER SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934


                         BLACK DIAMOND INDUSTRIES, INC.
                 (Name of Small Business Issuer in its Charter)


       Florida                                                65-0956097
(State or Other Jurisdiction of                            (I.R.S. Employer
  Incorporation or Organization)                          Identification No.)


                     2 South Biscayne Boulevard, Suite 2470
                                 Miami, FL 33131
              (Address of Principal Executive Offices) (Zip Code)


                                 (305) 374-0022
                 Issuer's Telephone Number, Including Area Code


          Securities to be Registered under Section 12(b) of the Act:

Title of each class                            Name of Each Exchange on Which
to be so Registered                            Each Class is to be Registered
-------------------                            -------------------------------
       None                                            Not Applicable


Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock, $.001 par value
(Title of Class)

                                     PART I


ITEM 1.  DESCRIPTION OF BUSINESS

         The name of our company is Black Diamond Industries, Inc. Our company was incorporated in Florida on June 11, 1998. We are a development stage company and have had no revenues to date. Since incorporation, our activities have been limited to actions related to our organization and the preparation of this Registration Statement. Our business plan is to acquire a controlling equity interest in or assets of an operating company. Our administrative offices are located at 2 South Biscayne Boulevard, Suite 2470, Miami, FL, 33131 and our telephone number is (305) 374-0022.

General

         Elsie Sanchez was the incorporator of our company and served as Black Diamond' sole director and officer until August 13, 1999. In August, 1999 an investor group led by Peter Goldstein and Kenneth Greenberg (collectively, the "GreenGold Group") acquired control of Black Diamond Industries, Inc.. The GreenGold Group acquired control of Black Diamond for the purpose of listing Black Diamond's common stock on the OTC electronic bulletin board of the Nasdaq Stock Market, Inc. to facilitate a public market for the company's common stock. We intend to use our common stock to acquire a controlling equity interest in or the assets of a suitable operating company. The registration of our common stock under the Securities Exchange Act of 1934 is one step that we are taking to implement our business plan. We are only nominally capitalized and have no other assets, and no revenues or operations. Since our incorporation, we have not conducted any business other than in connection with our organization and the implementation of our business plan.

         Black Diamond and companies of its type are commonly referred to as "public shell corporations" and the transactions through which public shell corporations acquire an interest in a suitable operating business are commonly referred to as "shell reorganizations." Our management believes that certain privately-held companies are interested in "going public" through a shell reorganization for a variety of reasons. In the opinion of management, the most common motivation is the belief that the private company's reconstitution as a publicly-traded corporation will aid the operating company in obtaining equity capital and in making acquisitions of other privately-held companies using stock on the theory that investors are more interested in purchasing equity securities where a public market for such securities exists.

         In selecting a suitable operating company, although we have established no specific criteria, our management intends to focus on companies with

             *  a history of profitability
             *  the potential for future profits, and
             *  strength of management

         Our management believes that companies operating in technology and goods or products-related industries have the greatest potential. However, if other factors exist which commend an operating company as a candidate, such as recent profitability or a recent improvement in operations or perceived potential or if the operating company is engaged in a line of business considered by our management to be strategic in relation to other businesses acquired or contemplated to be acquired by us, we will consider such other opportunities as they may arise. In general, we intend to be flexible about the criteria we will use to evaluate possible acquisition candidates.

         We will undertake an examination and review of privately-held operating companies to identify a suitable candidate for a business to acquire. Once we identify a suitable candidate our management will, where necessary and appropriate, prepare a business plan for the operating company using their general experience and business acumen, or hire consultants to prepare analyses of the operating company's capital, production, marketing, labor and other related requirements.

         Although we have conducted some preliminary investigations of operating companies that may be appropriate as acquisition candidates and, in some cases, have had preliminary discussions with representatives of such operating companies, we have not yet reached an agreement in principal with any company. We cannot assure you that we will ever be able to locate an operating company that we consider a suitable business opportunity and reach an acceptable agreement with its management, or that our management has the requisite experience to recognize and understand a business opportunity that would benefit us.

         Our ability to complete any transaction may also be dependent on the availability of adequate financing, competition from other potential bidders and general market conditions. In the event that we are able to locate and conclude a shell reorganization with what we consider to be a suitable operating company, we cannot assure you that such company will be successful.

         We believe that the most likely structure for a transaction with an operating company is a stock-for-stock exchange having the following features:

     * qualification as a tax free reorganization

     * issuance of shares of common stock by Black Diamond to the shareholders of the operating company equal to approximately 90% to 95% of our issued and outstanding shares in exchange for the shares of the operating company, diluting existing shareholders to ownership equal to approximately 10% to 5%

     * appointment of a new slate of officers and directors of Black Diamond who are appointees of the operating company

     We intend if possible to structure any shell reorganization transaction so that the transaction may be approved by our board of directors without the need to obtain the consent of any shareholders. In the event that shareholder approval is required, the GreenGold Group acting alone without any other shareholders have sufficient votes to approve any transaction without the need to obtain the approval of any other shareholders.

         After giving effect to the expected terms of a shell reorganization with a suitable operating company, we expect that our company will operate as a holding corporation for the operating company.

         If we enter into any agreements, understandings or arrangements prior to the effectiveness of this Registration Statement, we will file an appropriate amendment to this Registration Statement for purposes of disclosing terms of the transaction. Upon the effectiveness of this Registration Statement, we will become subject to the periodic reporting requirements of Section 12(g) of the Exchange Act. These requirements will oblige us to file with the Securities and Exchange Commission specified financial and other information regarding any company that is a party to a shell reorganization with us, including audited financial statements for any acquired companies. The financial statement requirements imposed by the Exchange Act will necessarily limit our pool of candidates with which we may engage in a shell reorganization to those entities with audited financial statements meeting the Commission's requirements.

         We cannot assure you that we will find a suitable operating company willing to enter into a shell reorganization with us, or that we have the requisite experience to recognize and understand the business operations of an operating company suitable to enter into a shell reorganization with us.

Competition

         Numerous large, well-financed firms with large cash reserves are engaged in the acquisition of companies and businesses. We expect competition to be intense for available operating companies.

Employees

         We have no employees at the present time and does not contemplate hiring any employees until an operating company is acquired.

                                  RISK FACTORS

         An investment in our securities presents certain material risks to investors. Before you purchase our common stock you are encouraged to carefully consider the following risks.

Shell Corporation.

         Our company, and other companies with a business plan similar to ours, are commonly called "shell corporations." A shell corporation does not have any significant assets or operations and often has been formed solely for the purpose of acquiring all or substantially all of an existing operating company, a transaction sometimes called a "shell reorganization". The shell reorganization generally will be consummated by issuing or transferring large blocks of the shell corporation's common stock to the shareholders of the operating company in a share exchange transaction. Any such issuance will involve significant dilution of the equity interest of our pre-reorganization shareholders. See "Description of Business."

         In the event that Black Diamond merges with a privately-held company, most of our shareholders will not have had the benefit of receiving disclosure of such company's operations and financial condition prior to the consummation of the shell reorganization. See "Description of Business."

         We intend to structure any reorganization with an operating business in a manner that will allow our board of directors to approve the selection of the operating business and all of the terms of the reorganization, including the appointment of the successor officers and directors, without the need or request for shareholder approval. Even if a shareholder vote is necessary, the GreenGold Group, voting alone, have sufficient voting power to approve a transaction without seeking the approval of any other shareholders. See "Description of Business."

Lack of Assets, Revenues or Operations.

         Other than the $1,000 paid for shares of our common stock, and $1,667 loaned to us by a company controlled by Peter Goldstein and Kenneth Greenberg, we have no assets and have no revenues or operations. We expect that our working capital requirements will be nominal and will be satisfied, to the extent required to implement our business plan, through additional capital contributions or loans by the GreenGold Group, though they are under no obligation to provide us with any additional funding. However, we cannot assure you that we will be able to obtain sufficient funds to implement our business plan.

Reliance on Management; Lack of Experience.

         We are dependent on our officers and directors' personal abilities to evaluate business opportunities and to negotiate an agreement providing for a shell reorganization that is beneficial to us and our shareholders. No member of our management has previously acquired or operated a shell corporation, although our management does have experience in the analysis and acquisition of businesses. Given the broad range of industries in which the companies that we are considering for possible acquisitions, there is a high likelihood that our management will not have had any prior experience in the technical aspects of the industry or the business within that industry which may be acquired. See "Description of Business" and "Management."

Minimal Time Commitment of Management.

         Our current officers and directors are engaged in other activities besides managing our company and will devote less than 10% of their time to managing the company. See "Management."

Control by Management.

         Our management presently owns approximately 95% of our outstanding common stock. Therefore, until such time as we acquire an operating business, our management will have the power to elect all of the members of our board of directors, amend our articles of incorporation, and approve a merger, consolidation with another company or sale of all or substantially all of our assets, without the need to obtain approval of any other shareholders. See "Principal Shareholders" and "Description of Securities."

Competition.

         Numerous large, well-financed firms with large cash reserves are engaged in the acquisition of companies and businesses. We expect competition to be intense for available target businesses.

Lack of Facilities.

         Our offices are located within a suite of offices leased by GreenGold International, Inc., a company owned and operated by the GreenGold Group. The use of the facilities is provided to us at no charge and we do not intend to rent other office space until an operating company is identified and acquired. The lack of any separate facilities for Black Diamond's operations may work to Black Diamond's future detriment. See "Property."

Potential Sales Pursuant to Rule 144.

         All 1,000,000 shares of our common stock currently outstanding are "restricted securities" as that term is defined in Rule 144 promulgated under the Securities Act of 1933, as amended. Currently and until August 13, 2000, none of these shares of common stock are eligible for resale under Rule 144. In general, under Rule 144 a person (or persons whose shares are aggregated) who has satisfied a one-year holding period may sell within any three month period, a number of shares which does not exceed the greater of 1% of the then outstanding shares of common stock, or the average weekly trading volume during the four calendar weeks prior to such sale, provided that the other requirements of Rule 144 are satisfied. Rule 144 also permits, under certain circumstances, the sale of shares without any quantity limitation by a person who is not an affiliate of Black Diamond and who has satisfied a two-year holding period.

         We may, but are under no obligation to, file a registration statement under the Securities Act of 1933, as amended, relating to the resale of our outstanding shares.

         We are unable to predict the effect that sales of our securities under Rule 144 or pursuant to a registration statement filed under the Securities Act, may have on the then prevailing market price of our common stock. You should expect, however, that the sale of any substantial number of shares of common stock will depress the market price of the common stock.

Market for the Common Stock.

         No shares of our common stock have been registered with the Commission or any state securities agency or authority. There is no current trading market for our common stock and we do not expect one to develop until at least some shares of the common stock are registered under the Securities Act or can be sold without registration pursuant to Rule 144. Although we intend to apply for listing on The Nasdaq Stock Market's OTC Bulletin Board, there is no currently quoted bid or asked price or last sale price for our common stock. We cannot assure you about when Nasdaq will list our common stock on the OTC Bulletin Board or when broker-dealers will agree to make a market in our common stock. Holders of our common stock should expect that they will have to hold our shares indefinitely. See "Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters."

Lack of Market Research or Marketing Organization.

         We have not conducted, nor have others made available to us, any market research that would indicate that market demand exists for shell corporations for the purpose of engaging in shell reorganizations. Moreover, we do not plan to conduct or obtain any such market research.

Lack of Diversification.

         Our proposed operations, even if successful, will likely result in the acquisition of an operating company operating in a single industry group. This inability to diversify our activities may subject us to economic fluctuations within a particular business or industry and therefore increase the risks associated with our operations.

Taxation.

         In considering a potential shell reorganization, we will consider the federal and state tax consequences of the transaction and will seek to structure the transaction so as to result in tax-free treatment for the operating company, its shareholders, Black Diamond and our shareholders, as the case may be, depending on the structure of the shell reorganization. However, we cannot assure you that the structure employed in the shell reorganization will meet the statutory requirements of a tax-free reorganization or that the parties will obtain the intended tax-free treatment upon a transfer of stock or assets. A non-qualifying

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

reorganization could result in the imposition of both federal and state taxes which may have an adverse effect on both parties to the transaction, as well as their respective shareholders.

Requirement  of   Audited  Financial  Statements  May   Narrow  Possible  Target
Companies.

         Once we are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, we will be required to file audited financial statements with the Securities and Exchange Commission in connection with any shell reorganization. One or more operating companies that would be attractive business opportunities may choose to forego the possibility of a business combination with us, rather than incur the expenses associated with preparing audited financial statements.

Conflicts of Interest.

         Certain conflicts of interest exist between Black Diamond and our controlling shareholders, the GreenGold Group, who also comprise all of our officers and directors. The GreenGold Group has other business interests to which they currently devote the vast majority of their attention, and they are expected to continue to maintain these interests. As a result, conflicts of interest may arise that can be resolved only through their exercise of judgment in a manner which is consistent with their fiduciary duties to Austurias Industries.

         In particular, the GreenGold Group are also controlling shareholders, directors and officers of two other blind pool or blank check companies, which have a structure and a business plan identical to ours. These companies have also filed Registration Statements under the Securities Exchange Act of 1934 simultaneously with the filing of this Registration Statement. It is likely that the GreenGold Group will form or acquire additional blind pool or blank check companies in the future, with business plans similar or identical to ours. Accordingly, it is likely that companies controlled by the GreenGold Group will be in direct competition with us for available business opportunities.

         In addition, the GreenGold Group may actively negotiate or otherwise consent to the purchase of a portion of their common stock as a condition to, or in connection with, a proposed merger or acquisition transaction. In this process, they may consider their own personal pecuniary benefit rather than the best interests of other shareholders. Our other shareholders are not expected to be afforded the opportunity to approve or consent to any particular stock buy-out transaction.

Possible Need for Additional Financing.

         Our funds are nominal and our ability to access additional funds is extremely limited. The lack of capital may prevent us from taking advantage of available business opportunities. Even if we obtain sufficient funds to acquire an interest in, or complete a transaction with, an operating company, we may not have enough capital to exploit the opportunity. Our ultimate success may depend upon our ability to raise additional capital.

         We have not investigated the availability, source, or terms that might govern the acquisition of additional capital and we will not do so until we determine that there is a need for additional financing. If we need additional capital we cannot assure you that funds will be available from any source or, if available, that they can be obtained on acceptable terms. If funds are not available, our opportunities for acquisitions and growth will be limited.

History.

         The GreenGold Group acquired control of Black Diamond in August of 1999 for the purpose of engaging in a shell reorganization with an operating company. We have no operating history, revenues from operations, or assets other than a nominal amount of cash from the private sale of stock and money loaned to us by a company controlled by the GreenGold Group. We face all of the risks of a new business and the special risks inherent in the investigation, acquisition, or involvement in a new business opportunity. We must be regarded as a new or "start-up" venture with all of the unforeseen costs, expenses, problems, and difficulties to which such ventures are subject.

No Assurance of Success or Profitability.

         We cannot assure you that we will be able to enter into a shell reorganization with a suitable operating company or, even if we do complete a shell reorganization, that the operating company will generate revenues or profits, or that the market price and liquidity of our outstanding shares will permit the sale of your shares at your cost or a profit.

Leveraged Transactions.

         We may leverage the acquisition of an operating company in a shell reorganization, i.e., the acquisition may be financed by borrowing against the assets of the operating company, or against projected future revenues or profits. Such a financing may increase our exposure to losses if we are unable to generate sufficient revenues and profits to service the loan. If we are unable to service the loan we could lose all or of a portion of the assets of the operating company. We cannot assure you that we will generate sufficient revenues or profits to cover our debt-related and other expenses.

No Foreseeable Dividends.

         We have never paid any dividends on our common stock and we do not anticipate paying any dividends in the foreseeable future.

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

Federal and State Securities or "Blue Sky" Law Considerations Affecting Resale of Our Securities.

         In addition to the typical restrictions on the offer and sale of our securities under federal and state securities or "blue sky" laws, our common stock is subject to additional restrictions applicable to "penny stocks" which include securities issued by companies which are in the development stage that have no specific business plan or purpose or that have indicated that their plan is to merge with an unidentified company not engaged in a specific industry or activity. These types of companies are also sometimes called "blind pools" or "blank check" companies. An investor acquiring any of our shares should be aware that there are significant restrictions and requirements under federal and certain state securities or "blue-sky" laws on the purchase and sale of "penny stock" and the shares of "blank check" and "blind pool" companies. For example, the "penny stock" rules promulgated under the Securities Exchange Act requires additional disclosure by broker-dealers in connection with trades involving a stock defined as a "penny stock" (generally, any non-Nasdaq listed equity security that has a market price of less than $5 or any equity security of a "blank check" or "blind pool" company). Such rules require the delivery, prior to any purchase and sale transaction, of a disclosure schedule explaining the penny stock market and the risks associated therewith and impose various sales practice requirements on broker-dealers who sell penny stocks to any persons other than established customers and accredited investors. In addition, under the laws of certain states, "penny stocks" and the shares of "blank check" or "blind pool" companies are prohibited or severely restricted. Accordingly, the liquidity of our shares is further restricted making the market for the resale of our shares extremely limited.

Elimination of Liability of Directors and Officers

         Our articles of incorporation eliminates the liability of our directors for monetary dames for breach of duty as a director, subject to certain exceptions. In addition, our articles of incorporation provide that we will indemnify, under certain conditions, our directors, officers, employees and agents against liability. These provisions reduce the likelihood of a successful derivative litigation against our directors and may discourage or deter our shareholders or management from suing our directors, officers and agents even though such an action, if successful, might benefit us.

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

Plan of Operations

         We were organized in June, 1998 for the purpose of engaging in any activity permitted under the laws of the United States and of the State of Florida. In August 1999, the GreenGold Group acquired a controlling interest in our common stock for the purpose of listing our common stock on the OTC electronic bulletin board of the Nasdaq Stock Market, Inc. to facilitate a public market for the common stock. We intend to use our common stock to acquire a controlling equity interest in or the assets of a suitable operating company.

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


The registration of our common stock under the Securities Exchange Act of 1934 is one step that we are taking to implement our business plan. We are in the business development stage and have no revenues or operations. Since our incorporation, we have not conducted any business other than in connection with our organization and the implementation of our business plan. We have only nominal assets from the sale of our stock to the GreenGold Group and certain other investors in a private transaction. We anticipate that we will obtain the additional funds to implement our business plan from capital contributions or loans made by the GreenGold Group, although they are under no obligation to provide us with any additional funding.

Forward Looking Statements

         This Registration Statement contains forward-looking statements that are based on assumptions believed by us to be reasonable in light of information available to us. When used in this Registration Statement, the words "believe," "endeavor," "expect," "anticipate," "estimate," "intends," and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks, uncertainties and assumptions which described under the caption "Risk Factors," above. Should one or more of those risks or uncertainties materialize, or should our underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated, or projected. We urge anyone considering an investment in our shares not to place undue reliance on any such forward-looking statements.

ITEM 3.  DESCRIPTION OF PROPERTY

         Through an oral agreement with the GreenGold Group, who are our controlling shareholders and all of our officers and directors, we are currently operating from the offices of GreenGold International, Inc., which are located at 2 South Biscayne Boulevard, Suite 2470, Miami, FL, 33131, at no cost to us for the use of office space, equipment rental or phone usage. We do not anticipate acquiring separate office facilities until such time as we complete a shell reorganization transaction with an operating company.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

         The following table sets forth certain information regarding the beneficial ownership of the shares of our common stock as of October 31, 1999 by
(i) each person who is known by us to be the beneficial owner of more than five percent (5%) of the issued and outstanding shares of our common stock, (ii) each of our directors and executive officers and (iii) all directors and executive officers as a group.

Name and Address                           Number of Shares    Percentage Owned

Kenneth Greenberg (1)(2)                   476,600                  47.66%


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


Peter Goldstein (1)                        476,600                  47.66%

Nancy Greenberg (1)(2)                     476,600                  47.66%

All officers and directors as a
group (3)                                  953,200                  95.32%

(1)      Address is 2 South Biscayne Boulevard, Suite 2470, Miami, FL, 33131.

(2) Includes beneficial ownership of 476,600 shares of common stock held by Kenneth Greenberg and Nancy Greenberg as joint tenants by the entirety.

(3) Includes 476,600 shares of common stock held by Kenneth Greenberg, our chairman of the board and president and 476,600 shares of common stock held by Peter Goldstein, our secretary, treasurer and executive vice-president .

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

         Set forth below are our directors and officers:

Name                               Age                    Office

Kenneth Greenberg                  43          chairman of the board; president;
                                               and a director

Peter Goldstein                    33          executive-vice president;
                                               secretary; treasurer; and a
                                               director

Kenneth C. Greenberg

         Since March 1998, Mr. Greenberg has served as a principal shareholder, president, treasurer and a director of GreenGold International, Inc., a corporation engaged in business analysis, strategic growth and planning, and corporate reengineering for small and medium sized businesses. From April 1996 until March 1998, Mr. Greenberg was engaged as an independent business consultant. From August 1995 until April 1996, Mr. Greenberg served as the chief operating officer of Safe Alternative Corporation of America, Inc., a publicly traded corporation engaged in the development and marketing of a line of biodegradable, water-washable paint strippers for retail, commercial and industrial use. From March 1995 until August 1995, Mr. Greenberg served as the chief operating officer and vice-president of Italia Collection, Inc., a wholly owned subsidiary of Interiors, Inc., a publicly traded company. Italia Collection, Inc. is engaged in the manufacture and marketing of ceramic vases and bowls, sculpture, lamps, fine antique reproductions, picture frames and mirrors. From March 1994 until February 1995, Mr. Greenberg served as the Vice-President of Sales of Far East Ventures Inc., a corporation engaged primarily in the promotion of the development of trade relations between companies in the United States and China. From July 1993 to March 1994, Mr. Greenberg served as the Assistant to the President of Central Florida Investments, a corporation with approximately $400 million in annual revenues, engaged in the time share resort industry. From 1978 to July 1993, Mr. Greenberg served as the managing director and president of Sun Business Group, Inc., a corporation in the business brokerage industry and achieved the highest industry designation as a Certified Business Intermediary.

         Mr. Greenberg earned his Bachelor's Degree form the University of Florida in 1978 and currently holds a real estate broker's license in the state of Florida.

Peter Goldstein

         Since March 1998, Mr. Goldstein has served as a principal shareholder, executive vice-president, secretary and a director of GreenGold International, Inc., a corporation engaged in business analysis, strategic growth and planning and corporate reengineering for small and medium sized businesses. From 1996 until March 1998, Mr. Goldstein served as the president of Global Business Resources, Inc., a corporation engaged in business consulting, analysis and project management services to small and medium sized businesses. From 1989 to 1995, Mr. Goldstein served as the president of Fine Herbs Corporation, a corporation that he founded which engaged in the distribution of specialty produce to national and regional based hotels, restaurants, wholesalers, and supermarket chains. Mr. Goldstein served as the Director of Operations for the Rainbow Room Restaurants, located in New York City, New York. From 1988 to 1989, Mr. Goldstein managed the purchasing, operations and maintenance of the restaurant complex.

         In 1997, Mr. Goldstein earned his Masters in Business Administration in International Business from the University of Miami. Mr. Goldstein attended Miami Dade Community College where he earned his Associates Degree in Business Administration, with honors, in 1995. Mr. Goldstein began his study of business administration at the University of Minnesota in 1982, but did not earn a degree from that institution.

         Each of our directors and officers hold office until his respective successor is elected and qualified or until his earlier resignation in the manner provided in our bylaws.

ITEM 6.  EXECUTIVE COMPENSATION

         We do not pay any compensation to our officers or directors, including by way of salary or stock, and do not make any employee benefits or perquisites available to any officer, director or employee. We do not anticipate paying any compensation until after we have completed the acquisition of an operating company.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

         We do not currently have or intend to enter into any agreement with any of our officers, directors or controlling shareholders, other than the oral agreement between us and GreenGold to use the offices and certain administrative resources, such as telephone, mailing and secretarial assistance, of their company, GreenGold International, Inc., without charge until we have acquired an operating company in a shell reorganization.

ITEM 8.  DESCRIPTION OF SECURITIES.

Common Stock

         Under our articles of incorporation, we are authorized to issue 1,000,000 shares of common stock, $.001 par value. As of October 31, 1999, all 1,000,000 shares were issued and outstanding and held of record by 49 shareholders. Holders of shares of common stock are entitled to one vote per share on all matters to be voted upon by the shareholders generally. The approval of proposals submitted to shareholders at a meeting other than for the election of directors requires the favorable vote of a majority of the shares voting, except in the case of certain fundamental matters (such as certain amendments to the articles of incorporation, and certain mergers and reorganizations), in which cases Florida law requires the favorable vote of at least a majority of all outstanding shares. Shareholders are entitled to receive such dividends as may be declared from time to time by our board of directors out of funds legally available therefor, and in the event of that we liquidate dissolve or wind up to share ratably in all assets remaining after payment of liabilities. Holders of shares of common stock have no preemptive, conversion, subscription or cumulative voting rights.

Other Securities

         We are not currently authorized to issue other securities and we do not contemplate that other securities will be issued in the foreseeable future. However, other securities may be authorized in accordance with Florida law and our articles of incorporation , if so required for the acquisition of a business opportunity, or the financing thereof, in which case such other securities will be authorized and issued following the amendment of our articles of incorporation by vote of our shareholders and the board of directors upon such terms, conditions, limitations and preferences as the board and shareholders may deem appropriate. Because of their share ownership and status as all of the members of our board of directors, the GreenGold Group could effect an amendment to our articles without the need to obtain the vote of any other shareholder.

                                     PART II

ITEM 1 MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS.

         No shares of our common stock have been registered with the Securities and Exchange Commission or any state securities agency or authority. We intend to apply to The Nasdaq Stock Market, Inc. to list our shares for quotation on their OTC Bulletin Board. We cannot assure you when or if our application will be accepted. If accepted for listing, current quoted bid and asked, and last sale prices for our shares of common stock will be available on OTC Bulletin Board.

         There is no existing trading market for our common stock and none is expected to develop until the common stock is approved for listing on the OTC Bulletin Board and sufficient shares of common stock may be publicly-traded pursuant to Rule 144 under the Securities Act or upon registration for resale under the Securities Act.

         If and when our common stock is traded in the over-the-counter market, most likely the shares will be subject to the provisions of Section 15(g) and Rule 15g-9 of the Securities Exchange Act of 1934, commonly referred to as the "penny stock" rule. Section 15(g) sets forth certain requirements for transactions in penny stocks and Rule 15g9(d)(1) incorporates the definition of penny stock as that term is used in Rule 3a51-1 of the Exchange Act.

         The Commission generally defines a penny stock to be any equity security that has a market price less than $5.00 per share, as well as the shares of companies that are considered blind pools or blank check companies, subject to certain exceptions. Rule 3a51-1 provides that any equity security is considered to be a penny stock unless that security is: registered and traded on a national securities exchange meeting specified criteria set by the Commission; authorized for quotation on one of the trading systems (not including the OTC Bulletin Board) of The Nasdaq Stock Market; issued by a registered investment company; excluded from the definition on the basis of price (at least $5.00 per share) or the issuer's net tangible assets; or exempted from the definition by the Commission. If the Company's shares are deemed to be a penny stock, trading in the shares will be subject to additional sales practice requirements on broker-dealers who sell penny stocks to persons other than established customers and accredited investors, generally persons with assets in excess of $1,000,000 or annual income exceeding $200,000, or $300,000 together with their spouse. In addition, several states restrict or prohibit trading in penny stocks and shares of blank check and blind pool companies.

         For transactions covered by the penny stock rules, broker-dealers must make a special suitability determination for the purchase of such securities and must have received the purchaser's written consent to the transaction prior to the purchase. Additionally, for any transaction involving a penny stock, unless exempt, the rules require the delivery, prior to the first transaction, of a risk disclosure document relating to the penny stock market. A broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered representative, and current quotations for the securities. Finally, monthly statements must be sent to customers purchasing penny stocks disclosing recent price information for the penny stocks held in their account and information on the limited market in penny stocks. These rules may make it less likely that a broker-dealer will act as a market maker for our shares or agree to engage in transactions for the purchase and sale of our shares. Should this occur our shareholders will have increased difficulty in effecting a resale of their shares.

         As of October 31, 1999, there were 49 record holders of the Company's Common Stock.

         We have not paid any cash dividends since our inception and we do not contemplate paying dividends in the foreseeable future, even after effecting a shell reorganization with an operating company. We anticipate that earnings, if any, will be retained for the operation of our business.

ITEM 2.  LEGAL PROCEEDINGS.

         There are no pending legal proceedings to which we are a party or to which any of our property interests are subject.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

         Not applicable.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES.

         Effective as of August 13, 1999, we issued an aggregate of 1,000,000 shares of our common stock in a private offering exempt from registration under the Securities Act pursuant to Section 4(2) thereof for the total consideration of $1,000 to 49 investors, including 476,600 shares of common stock issued to each of Kenneth Greenberg and Peter Goldstein. We issued the balance of the shares to 49 individuals, each of whom are the direct relatives, longstanding friends and/or acquaintances of Mr. Greenberg and/or Mr. Goldstein. We offered the shares ourselves and no fee or discount was given to any underwriter, placement agent or other person in connection with the private placement transactions. Except as described in the preceding sentence, we have not offered, sold or issued any securities.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         Under our articles of incorporation we are required to indemnify our officers, directors, employees and agents under certain circumstances as follows:

         "The Corporation shall indemnify a Director or Officer of the Corporation who is wholly successful, on the merits or otherwise, in the defense of any proceedings to which the director or officer was a party because the director or officer is or was a director or officer of the Corporation against reasonable attorneys fees and expenses incurred by the director or officer in connection with the proceeding. The Corporation may indemnify an individual made a party to a proceeding because the individual is or was a director, officer, employee or agent of the Corporation against liability if authorized in the specific case after determination, in the manner required by the board of directors, that indemnification of the director, officer, employee or agent, as the case may be, is permissible under circumstances because the director, officer, employee or agent has met the standard of conduct set forth by the board of directors. The indemnification and advancement of attorney's fees and expense for directors, officers, employees and agents of the Corporation shall apply when such persons are serving at the Corporation's request while director, officer, employee or agent of the Corporation, as the case may be, as a director, officer, partner, trustee, employee or agent of another foreign or domestic Corporation, partnership, joint venture, trust, employee benefit plan or another enterprise, whether or not for profit, as well as in their official capacity with the Corporation. The Corporation also may pay for or reimburse the reasonable attorney fees and expenses incurred by a director, officer, employee or agent of the Corporation who is a party to a proceeding in advance of final disposition of the proceeding. The corporation may also purchase and maintain insurance on behalf of an individual arising from the individual status as a director, officer, employee or agent of the Corporation, whether or not the Corporation would have power to indemnify the individual against the same liability under the law. All references in this Article of Incorporation are deemed to include any amendment or successor thereto. Nothing contained in these Articles of Incorporation should limit or preclude the exercise of any right relating to indemnification or advance attorney's fees and expenses to any person who is or was a director, officer, employee or agent of the Corporation or the ability of the Corporation otherwise to indemnify or advance expenses to any such person by contract or by any other matter. If any word, cause or sentence of the foregoing provisions regarding indemnification or advancement of the attorneys fees or expenses shall be held invalid as contrary to law or public policy, it shall be severable and the provisions remaining should not be otherwise affected. All references in these Articles of Incorporation to "director", "officer", "employee" and "agent" shall include the heiress, estates, executors, administrators and personal representatives of such persons."

Indemnity Agreement

         Our articles of incorporation provide that we may indemnify our directors, officers, employees or agents to the fullest extent permitted by law. We have agreed to provide such indemnification to our incorporator, Elsie Sanchez, who also served as an officer and director, pursuant to a written indemnification agreement which is an exhibit to this Registration Statement and incorporated herein by reference.

                                    PART F/S

                          INDEX TO FINANCIAL STATEMENTS


Description
Page

Independent Auditors' Reportf-1
Balance Sheet...............................................................f-2
Statement of Operations.....................................................f-3
Statement of Changes in Stockholders' Deficiency............................f-4
Statement of Cash Flows.....................................................f-5
Notes to Financial Statements...............................................f-6

                         BLACK DIAMOND INDUSTRIES, INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)
                                  BALANCE SHEET
                                OCTOBER 31, 1999



                          INDEPENDENT AUDITORS' REPORT


To the Board of Directors of:
Black Diamond Industries, Inc.
(A Development Stage Enterprise)

We have audited the accompanying balance sheet of Black Diamond Industries, Inc. (a development stage enterprise) as of October 31, 1999 and the related statements of operations, changes in stockholders' deficiency and cash flows for the period from August 13, 1999 (inception of development stage) to October 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of Black Diamond Industries, Inc. (a development stage enterprise) as of October 31, 1999, and the results of its operations and its cash flows for the period from August 13, 1999 (inception of development stage) to October 31, 1999 in conformity with generally accepted accounting principles.





WEINBERG & COMPANY, P.A.
Boca Raton, Florida
November 18, 1999

                         BLACK DIAMOND INDUSTRIES, INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)
                                  BALANCE SHEET
                                OCTOBER 31, 1999
-------------------------------------------------------------------------------


ASSETS

Current assets
    Cash                                                           $       150
    Prepaid expenses                                                       415
                                                                  --- ----------

Total current assets                                                       565
                                                                  --- ----------

TOTAL ASSETS                                                       $       565
                                                                  === ==========




LIABILITIES AND STOCKHOLDERS' DEFICIENCY

LIABILITIES

Current liabilities
    Due to related party                                           $     1,667
                                                                  --- ----------

TOTAL LIABILITIES                                                        1,667
                                                                  --- ----------


STOCKHOLDERS' DEFICIENCY
    Common stock, $.001 par value, 1,000,000 shares authorized,
        1,000,000 shares issued and outstanding                          1,000
    Deficit accumulated during development stage                        (2,102)
                                                                  --- ----------
TOTAL STOCKHOLDERS' DEFICIENCY                                          (1,102)
                                                                  --- ----------

TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIENCY                     $       565
                                                                  === ==========











                 See accompanying notes to financial statements

                         BLACK DIAMOND INDUSTRIES, INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)
                             STATEMENT OF OPERATIONS
                       FROM AUGUST 13, 1999 (INCEPTION OF
                     DEVELOPMENT STAGE) TO OCTOBER 31, 1999



--------------------------------------------------------------------------------



REVENUES                                                        $         -
                                                               -- --------------

EXPENSES
   Organization fees                                                       850
   Professional fees                                                     1,252
                                                               -- --------------

TOTAL EXPENSES                                                           2,102
                                                               -- --------------

NET LOSS                                                       $        (2,102)
                                                               == ==============


Net loss per share - basic and diluted                         $        (0.002)
                                                               == ==============

Weighted average number of shares
   outstanding during the period -
   basic and diluted                                                 1,000,000
                                                               == ==============






















                 See accompanying notes to financial statements

================================================================================
                         BLACK DIAMOND INDUSTRIES, INC.
================================================================================
                        (A DEVELOPMENT STAGE ENTERPRISE)
                STATEMENT OF CHANGES IN STOCKHOLDERS' DEFICIENCY
                       FROM AUGUST 13, 1999 (INCEPTION OF
                     DEVELOPMENT STAGE) TO OCTOBER 31, 1999



                                                                               DEFICIT
                                                                             ACCUMULATED
                                                                                DURING
                                           COMMON STOCK                      DEVELOPMENT
                                      SHARES           AMOUNT           STAGE         TOTAL
-----------------------------------------------------------------------------------------------

Common stock issued for cash          1,000,000      $     1,000      $     -      $   1,000

Net loss 1999                             -                -             (2,102)      (2,102)
                                  --------------    -------------    -----------   ------------

BALANCE, OCTOBER 31, 1999             1,000,000      $     1,000      $  (2,102)  $   (1,102)
                                  ==============    =============    ============  ============


















                 See accompanying notes to financial statements

                         BLACK DIAMOND INDUSTRIES, INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)
                             STATEMENT OF CASH FLOWS
                       FROM AUGUST 13, 1999 (INCEPTION OF
                     DEVELOPMENT STAGE) TO OCTOBER 31, 1999


--------------------------------------------------------------------------------

Cash flows from operating activities
   Net loss                                                          $   (2,102)
   Adjustments to reconcile net loss to net
   cash used in operating activities:
     Changes in operating assets
       and liabilities:
       (Increase) decrease in:
         Prepaid expenses                                                  (415)
                                                                     -----------
   Net cash used in operating activities                                 (2,517)
                                                                     -----------


Cash flows from investing activities                                        -
                                                                     -----------



Cash flows from financing activities
   Proceeds from issuance of common stock                                1,000
   Advances from related party                                           1,667
                                                                     -----------
   Net cash provided by financing activities                             2,667
                                                                     -----------

Net increase in cash                                                       150

Cash and cash equivalents at beginning of year                             -
                                                                     -----------

CASH AND CASH EQUIVALENTS AT END OF YEAR                              $    150
                                                                     ===========



















                 See accompanying notes to financial statements

                         BLACK DIAMOND INDUSTRIES, INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)
                          NOTES TO FINANCIAL STATEMENTS
                             AS OF OCTOBER 31, 1999


NOTE  1           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND ORGANIZATION

                  (A)   Organization

                        Black Diamond Industries, Inc. (a development stage enterprise) (the "Company") was incorporated in Florida on June 11, 1998 and has been inactive until August 13, 1999 (inception of development stage). The Company intends to serve as a vehicle to effect an asset acquisition, merger, exchange of capital stock, or other business combination with a domestic or foreign business. At October 31, 1999, the Company had not yet commenced any formal business operations, and all activity to date relates to the Company's formation, capital stock issuances, professional fees with regard to proposed Securities and Exchange Commission filings and identification of target businesses. The Company's fiscal year end is October 31.

                        The Company's ability to commence operations is contingent upon its ability to identify a prospective target business or raise the capital it may require through the issuance of equity securities, debt securities, bank borrowings or a combination thereof.

                  (B)   Use of Estimates

                        In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reported period. Actual results could differ from those estimates.

                  (C)      Cash and Cash Equivalents

                        For purposes of the cash flow statements, the Company considers all highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents.

                  (D)      Income Taxes

                        The Company accounts for income taxes under the Financial Accounting Standards Board Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes" ('Statement 109"). Under Statement 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under Statement 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. There was no current income tax expense in the period ended October 31, 1999 due to the net loss. Any deferred tax asset resulting from the net loss has been fully offset by a valuation allowance.

                  (E)   Earnings Per Share

                        Net loss per common share for the period from August 13, 1999 (inception of development stage) to October 31, 1999 is computed based upon the weighted average common shares outstanding as defined by Financial Accounting Standards No. 128, "Earnings Per Share". There were no common stock equivalents outstanding at October 31, 1999.

NOTE  2           PREPAID EXPENSES

                  Prepaid expenses at October 31, 1999 represent prepaid legal fees.

NOTE  3           DUE TO RELATED PARTY

                  The amount due to related party represents advances made to the Company by an entity controlled by the Company's principal stockholders. The amount is non-interest bearing, unsecured and due on demand.

NOTE  4           STOCKHOLDERS' DEFICIENCY

                  The Company is authorized to issue 1,000,000 shares of common stock at $.001 par value. In August 1999, the Company issued 1,000,000 shares of its common stock to various stockholders pursuant to Section 4 (2) of the Securities Act of 1933, as amended, for an aggregate consideration of $1,000.

                                    PART III

                                INDEX TO EXHIBITS

Exhibit  Exhibit Description                                                Page
-------  -------------------                                                ----
  No.
 -----
3.1      Articles of Incorporation of the Company                            22

3.2      Articles of Amendment to Articles of Incorporation of the Company   26

3.3      Amended and Restated Bylaws of the Company                          28

4.1      Specimen of Common Stock Certificate                                38

10.1     Indemnity Agreement                                                 40

27.1     Financial Data Schedule                                             46

                                   SIGNATURES

         In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                 Black Diamond INDUSTRIES, INC.,
                                                 a Florida corporation




                                                  By:     /s/ KENNETH GREENBERG
                                                  Name:   Kenneth Greenberg
                                                  Title:  Chairman of the Board;
                                                          President

Dated December 7, 1999

                                INDEX TO EXHIBITS

Exhibit  Exhibit Description                                               Page
-------  -------------------                                               ----
  No.
  ---

3.1      Articles of Incorporation of the Company                           22

3.2      Articles of Amendment to Articles of Incorporation of the Company  26

3.3      Amended and Restated Bylaws of the Company                         28

4.1      Specimen of Common Stock Certificate                               38

10.1     Indemnity Agreement                                                40

27.1     Financial Data Schedule                                            46